SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2013

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2013, as subsequently amended, as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 1 hereof to the “Exchange Rate Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2 to 5 hereof to the “Recent Developments—KfW” section;

-	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments—The Federal Republic of Germany” section with the text under the caption “Recent Developments—The Federal Republic of Germany” on pages 6 to 8 hereof to; and

-	Exhibit (h) “KfW Bylaws” is hereby added and the exhibit index is hereby amended by adding the following text: “Exhibit (h)—KfW Bylaws.”

This report is intended to be incorporated by reference into KfW’s prospectus dated November 15, 2013 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On August 13, 2014, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.3360 (EUR 0.7485 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from May 2014 through August 2014 (through August 8, 2014), as published on a weekly basis by the Federal Reserve Bank of New York.

	High	Low
May 2014	1.3924	1.3596
June 2014	1.3690	1.3522
July 2014	1.3681	1.3378
August 2014 (through August 8, 2014)	1.3436	1.3355

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS

KFW

KfW’s Preliminary Results for the Six Months Ended June 30, 2014

KfW is not required by law to prepare and publish interim financial statements in conformity with International Financial Reporting Standards as adopted by the EU (“IFRS”) applicable to interim financial reporting. Accordingly, KfW only prepares selected interim financial information rather than a full set of interim financial statements. The following information is based on this selected unaudited interim financial information prepared by KfW in accordance with IFRS applicable to interim financial reporting. This information is not necessarily indicative of the figures of KfW Group for the full year ending December 31, 2014.

The group’s total assets increased by 2.2%, or EUR 10.2 billion, from EUR 464.8 billion as of December 31, 2013 to EUR 475.0 billion as of June 30, 2014.

The group’s operating result before valuation and promotional activities amounted to EUR 1,034 million for the six months ended June 30, 2014, compared with EUR 1,236(1) million for the corresponding period in 2013. The main driver for the group’s operating result before valuation and promotional activities is net interest income. The decline in the group’s operating result during the six months ended June 30, 2014, compared to the corresponding period in 2013, was mainly attributable to the low interest rate environment and a flatter yield curve. The group’s operating result before valuation and promotional activities is before (i) risk provisions for the lending business, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss, and (iv) expenses related to promotional activities. These effects consisted mainly of the following:

•

Expenses for risk provisions for the lending business in an amount of EUR 71 million for the six months ended June 30, 2014, compared with expenses in an amount of EUR 139 million for the corresponding period in 2013;

•

Positive effects in an amount of EUR 133 million as market values of securities and equity investments increased in the six months ended June 30, 2014, compared with positive effects of EUR 84 million for the corresponding period in 2013;

•

Net gains in an amount of EUR 12 million for the six months ended June 30, 2014, due to fair value changes of derivatives used exclusively for hedging purposes in closed risk positions for the six months ended June 30, 2014, compared with net charges in an amount of EUR 65 million for the corresponding period in 2013 (2), and

•	Expenses related to promotional activities in an amount of EUR 186 million for the six months ended June 30, 2014, compared with EUR 306 million for the corresponding period in 2013.

The group’s consolidated result for the six months ended June 30, 2014, amounted to EUR 889 million compared with EUR 499(1) million for the corresponding period in 2013. The figures for the six months ended June 30, 2013 included additional charges in the amount of EUR 311 million attributable to KfW’s commitment to support the Federal Government’s strategy for the transition to a more sustainable energy set-up (Energiewende).

(1)	Figures for KfW Group’s consolidated result for the six months ended June 30, 2013 have been adjusted to reflect the effects resulting from the adjustment of KfW’s accounting policies with respect to interest rate reductions. For more information, see “Notes—Accounting policies—Adjustments to prior-year figures due to changes in accounting policies,” included in Exhibit (e) to this annual report.

(2)	KfW generally enters into derivative transactions to economically hedge interest and currency risks in connection with its financing and funding activities. Some economic hedging relationships entered into do not qualify for hedge accounting or the fair value option under IFRS. In these cases, only the fair value changes in the hedging instrument are recognized in the consolidated income statement as net gains/losses from other financial instruments at fair value through profit or loss, whereas fair value changes in the hedged instrument are not. As a result, the economic risk-mitigating effect of such hedging relationships is not reflected in the consolidated income statement.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the six months ended June 30, 2014 as compared with the same period in 2013.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR

	Six months ended June 30,
	2014	2013
	(EUR in millions)
Mittelstandsbank (SME bank)	9,977	11,567
Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and private client bank/credit institutions)	11,292	12,703
Export and project finance (KfW IPEX-Bank)	7,878	5,593
Promotion of developing and transition countries	2,090	1,570
of which KfW Entwicklungsbank	1,615	1,021
of which DEG — Deutsche Investitions- und Entwicklungsgesellschaft mbH	475	549
Capital markets	517	173

Total promotional business volume (1) (2)	31,674	31,529

(1)	Total promotional business volume for the six months ended June 30, 2014 has been adjusted for commitments of EUR 81 million compared to EUR 78 million for the corresponding period in 2013, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of Mittelstandsbank’s promotional programs.

(2)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

KfW’s total promotional business volume increased to EUR 31.7 billion for the six months ended June 30, 2014, from EUR 31.5 billion for the corresponding period in 2013. This development was mainly driven by an increase in commitments of KfW’s export and project finance business sector, which was partly offset by a decrease in commitments of KfW’s business sectors Mittelstandsbank and Kommunal- und Privatkundenbank/Kreditinstitute.

Commitments in the Mittelstandsbank business sector decreased to EUR 10.0 billion for the six months ended June 30, 2014, compared to EUR 11.6 billion for the corresponding period in 2013. This development was driven by a decline in commitments under KfW’s start-up financing and general investment programs as well as lower commitments under KfW’s environmental investment programs, which were only partly offset by higher commitments under KfW’s innovation programs.

Commitments in the business sector Kommunal- und Privatkundenbank/Kreditinstitute decreased to EUR 11.3 billion for the six months ended June 30, 2014, from EUR 12.7 billion for the corresponding period in 2013. This development was mainly attributable to a decline in commitments under KfW’s infrastructure financing programs and to lower commitments for global funding facilities to Landesförderinstitute.

Commitments in KfW’s export and project finance business sector for the six months ended June 30, 2014, increased to EUR 7.9 billion from EUR 5.6 billion for the corresponding period in 2013. This development was mainly driven by a rise in commitments in KfW IPEX’s business sectors basic industries and aviation and rail.

Commitments related to KfW’s promotion of developing and transition countries for the six months ended June 30, 2014, increased to EUR 2.1 billion compared to EUR 1.6 billion for the corresponding period in 2013. This development was mainly attributable to higher commitments under KfW Entwicklungsbank’s financial cooperation development and financial cooperation promotional loans.

Commitments under KfW’s capital markets business sector for the six months ended June 30, 2014, comprising investments in the ABS (asset-backed securities) and ABCP (asset-backed commercial paper) portfolio for promotional purposes, increased to EUR 517 million compared to EUR 173 million for the corresponding period in 2013.

Sources of Funds

The volume of funding raised in the capital markets in the seven months ended July 31, 2014 totaled EUR 38.2 billion, of which 54% was raised in euro, 32% in U.S. dollars and the remainder in nine other currencies.

In July 2014, KfW announced that it expects to reduce its target volume of funding to be raised in the capital markets in 2014 by EUR 10 billion. Accordingly, the new funding volume for 2014 is expected to be in the range of EUR 55 billion to EUR 60 billion.

Capitalization and Indebtedness of KfW Group as of June 30, 2014

(EUR in millions)
Borrowings
Short-term funds	31,865
Bonds and other fixed-income securities	360,498
Other borrowings	25,319
Subordinated liabilities (1)	2,247

Total borrowings	419,929

Equity
Paid-in subscribed capital (2)	3,300
Capital reserve (3)	7,197
Reserve from the ERP Special Fund	1,191
Retained earnings	9,503
Fund for general banking risks	400
Revaluation reserve	-322

Total equity	21,269

Total capitalization	441,197

(1)	Includes assets transferred from the ERP Special Fund in form of a subordinated loan of EUR 2,247 million.

(2)	KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of June 30, 2014, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

(3)	Includes equity capital in form of a promotional reserve (Förderrücklage) from the ERP Special Fund of EUR 5,900 million.

The capitalization of KfW Group as of June 30, 2014 is not necessarily indicative of its capitalization to be recorded as of December 31, 2014.

The increase of EUR 756 million in total equity, which totaled EUR 21,269 million as of June 30, 2014, compared to EUR 20,513 million as of December 31, 2013, mainly reflected (i) an increase of EUR 20 million of revaluation reserves due to valuation profits recognized directly in equity relating to “available-for-sale financial assets,” (ii) a decrease of EUR 165 million of revaluation reserves due to valuation losses recognized directly in equity relating to provisions for pensions and (iii) KfW Group’s consolidated result of EUR 889 million for the six months ended June 30, 2014.

In connection with the phase-in of the analogous application of banking supervisory law to KfW, the provisions of the German Banking Act (Kreditwesengesetz, “KWG”) and the EU Capital Requirements Regulation (“CRR”) which require banks to have adequate own funds (Eigenmittel) for the conduct of their business, will apply to KfW by analogy with effect from January 1, 2016. KfW, however, already calculates capital ratios prescribed by these rules on a voluntary basis for internal purposes. KfW applies all material rules in calculating these ratios, with slight modifications for KfW’s promotional core business. According to the calculations based on the results for the six months ended June 30, 2014, as of June 30, 2014, KfW’s total capital ratio according to article 92 of the CRR amounted to 16.0% (December 31, 2013: 22.3%). For the same period, its Tier 1 capital ratio amounted to 15.1% (December 31, 2013: 20.6%). The decrease in capital ratios compared to year-end 2013 is attributable to the first-time voluntary application of a different calculation methodology, resulting from the transition to the Basel III supervisory regime and from a change in the relevant accounting standard for calculating these ratios from the German Commercial Code (Handelsgesetzbuch) to IFRS.

Other Recent Developments

Supervision of KfW IPEX-Bank

Following a decision of the ECB Council in February 2014, KfW IPEX-Bank was included in the ECB’s comprehensive assessment of large banks conducted in cooperation with national supervisory authorities of the member states participating in the Single Supervisory Mechanism.

On July 1, 2014, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) informed KfW IPEX-Bank that following the ECB Supervisory Board meeting on May 22, 2014, KfW IPEX-Bank is no longer classified as a significant credit institution. As a result, KfW IPEX-Bank will not become subject to ECB supervision, but will remain under the supervision of BaFin.

Board of Supervisory Directors

As disclosed under “KfW—General—Supervision and Regulation,” bank regulatory requirements for corporate governance generally have begun to apply to KfW by analogy.

In order to reflect these requirements, the Board of Supervisory Directors’ committee structure was adjusted. As a result of these adjustments, KfW’s Board of Supervisory Directors’ committee structure now comprises a Presidial and Nomination Committee (Präsidial- und Nominierungsausschuss), a Remuneration Committee (Vergütungskontrollausschuss), a Risk and Credit Committee (Risiko- und Kreditausschuss) and an Audit Committee (Prüfungsausschuss). In order to establish the legal basis for these adjustments, KfW’s Bylaws were amended accordingly and entered into force on August 1, 2014.

The Presidial and Nomination Committee is responsible for dealing with legal and administrative matters as well as fundamental business and corporate policy issues. It may take decisions on the Board of Supervisory Director’s behalf in urgent matters (Eilentscheidung). Additionally, it regularly assesses the Executive Board and the Board of Supervisory Directors, provides recommendations for suitable candidates to the Executive Board and may assist the responsible federal agencies in appointing members to the Board of Supervisory Directors. The Remuneration Committee is responsible for dealing with the systems of remuneration for the Executive Board and KfW employees and their consequences for KfW’s risk, capital and liquidity management and advises the Presidial and Nomination Committee with respect to the remuneration paid to the members of the Executive Board. The Risk and Credit Committee advises the Board of Supervisory Directors regarding, in particular, the current and future overall risk tolerance and strategy of KfW. It is responsible for approving loans and equity investments at the operational level that exceed certain thresholds as set forth in KfW’s Bylaws, as well for authorizing the issuance of debt securities, borrowings in foreign currencies and swap transactions. The Audit Committee monitors in particular the accounting process and the effectiveness of the risk management system, especially the internal control system and the internal audit system. It monitors the performance of the audits of the annual financial statements and the timely correction of any errors identified by the auditor. Furthermore, the Audit Committee provides recommendations to the Board of Supervisory Directors regarding the approval of the annual unconsolidated financial statements and the adoption of the annual consolidated financial statements. The Presidial and Nomination Committee and the Remuneration Committee will, as a general rule, be chaired by the Chairperson of the Board of Supervisory Directors. The Risk and Credit Committee and the Audit Committee, as a general rule, will be chaired by a representative of the banking sector.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
2nd quarter 2013	0.8	0.0
3rd quarter 2013	0.3	0.3
4th quarter 2013	0.4	1.1
1st quarter 2014	0.7	2.3
2nd quarter 2014	-0.2	1.2

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s gross domestic product decreased by 0.2% after price, seasonal and calendar adjustments in the second quarter of 2014 compared to the first quarter of 2014. This decline followed a period of extremely mild weather at the beginning of the year, which had contributed to the high growth in the first quarter of 2014. In a quarter-on-quarter comparison, the increase in exports was smaller than the increase in imports, so that the balance of exports and imports had a negative effect on the German economic development. Also, capital formation, especially in construction, fell markedly. However, both households and government consumed slightly more than in the first quarter of 2014.

In a year-on-year comparison, economic growth lost momentum but continued to grow. GDP in the second quarter of 2014 increased by 1.2% in price- and calendar-adjusted terms compared to the second quarter of 2013.

These GDP results are based on a revised statistical methodology that has been applied for the first time. The revision was required to implement the European System of Accounts in the version of 2010 (“ESA 2010”), which will be legally binding from September 2014. The ESA 2010 defines for the entire European Union what concepts, definitions and accounting rules have to be applied in compiling national accounts to make the data comparable at an international level.

Source: Statistisches Bundesamt, Gross domestic product down 0.2% in 2nd quarter of 2014, press release of August 14, 2014

(https://www.destatis.de/EN/PressServices/Press/pr/2014/08/PE14_287_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
July 2013	0.5	1.9
August 2013	0.0	1.5
September 2013	0.0	1.4
October 2013	-0.2	1.2
November 2013	0.2	1.3
December 2013	0.4	1.4
January 2014	-0.6	1.3
February 2014	0.5	1.2
March 2014	0.3	1.0
April 2014	-0.2	1.3
May 2014	-0.1	0.9
June 2014	0.3	1.0
July 2014	0.3	0.8

In July 2014, consumer prices in Germany rose by 0.8% compared to June 2013, marking the lowest year-on-year rate of price increase since February 2010.

Energy prices declined by 1.5% from July 2013 to July 2014, representing a larger decline in energy prices compared to previous months in 2014. Most notably, prices for mineral oil products were down 3.8% compared to the corresponding period in 2013. In addition, prices for solid fuels and charges for central and district heating decreased by 2.5% and 1.3%, respectively, while prices for electricity rose by 1.7%. Excluding energy prices, the inflation rate in July 2014 compared to July 2013 would have been 1.2%.

Food prices increased by 0.1% in July 2014 compared to July 2013. In particular, prices for vegetables decreased by 7.7%. Additionally, consumers paid 4.4% less for edible oils and fats and 4.8% less for fruit, while prices for dairy products increased by 8.7%.

Total goods prices also increased by 0.1% in July 2014 compared to July 2013. Service prices increased above-average by 1.5% in July 2014, due mainly to a 1.4% increase in net rents exclusive of heating expenses.

Compared with June 2014, consumer prices increased by 0.3% in July 2014. In particular, prices for package holidays and air tickets increased by 11.6% and 8.8%, respectively. Food prices and energy prices decreased by 0.2% and 0.3%, respectively, from June 2014 to July 2014.

Source: Statistisches Bundesamt, Consumer prices in July 2014: +0.8% on July 2013, press release of August 13, 2014

(https://www.destatis.de/EN/PressServices/Press/pr/2014/08/PE14_285_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
June 2013	5.4	5.3
July 2013	5.3	5.3
August 2013	5.0	5.3
September 2013	5.1	5.3
October 2013	5.1	5.2
November 2013	5.0	5.2
December 2013	5.0	5.2
January 2014	5.6	5.2
February 2014	5.5	5.2
March 2014	5.5	5.2
April 2014	5.3	5.1
May 2014	5.0	5.1
June 2014	5.0	5.1

(1)	The time series on unemployment are based on the German Labour Force Survey.

(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 379,000 persons, or 0.9%, from June 2013 to June 2014. Compared to May 2014, the number of employed persons in June 2014 increased by approximately 16,000, after adjustment for seasonal fluctuations.

In June 2014, the number of unemployed persons decreased by approximately 166,000, or 7.4%, compared to June 2013. When adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in June 2014 decreased by 0.9% to 2.16 million compared to May 2014.

Sources: Statistisches Bundesamt, June 2014: labour market nearly unchanged on May, press release of July 31, 2014 (https://www.destatis.de/EN/PressServices/Press/pr/2014/07/PE14_270_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Tabelle 13231-0001, Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte Daten (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE (1)

	(balance in EUR billion) (2)
Item	January to June 2014	January to June 2013
Trade in goods, including supplementary trade items	106.2	108.8
Services	-15.8	-22.9
Primary income	24.8	29.2
Secondary income	-21.7	-22.6

Current account	93.5	92.4

(1)	The table reflects an updated statistical framework for the German balance of payments, which, as of July 2014, has been brought into line with the revised standard of the International Monetary Fund. For more information, see Deutsche Bundesbank, Monthly Report June 2014, pp. 57-68 (http://www.bundesbank.de/Redaktion/EN/Downloads/Publications/Monthly_Report/2014/2014_06_monthly_report.pdf?__blob=publicationFile).

(2)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in June 2014: +1.1% on June 2013, press release of August 8, 2014 (https://www.destatis.de/EN/PressServices/Press/pr/2014/08/PE14_280_51.html).

Other Recent Developments

Policy Responses to the Global Economic and Financial Crisis

On June 5, 2014, the European Central Bank (“ECB”) announced several measures designed to enhance the functioning of the monetary policy transmission mechanism by supporting lending to the real economy. In particular, the ECB decided to conduct a series of targeted longer-term refinancing operations (“TLTROs”). These TLTROs are aimed at improving bank lending to the euro area non-financial private sector (defined as euro area households and non-financial corporations), excluding loans to households for house purchase, for a period of two years.

Source: European Central Bank, ECB announces monetary policy measures to enhance the functioning of the monetary policy transmission mechanism, press release of June 5, 2014 (http://www.ecb.europa.eu/press/pr/date/2014/html/pr140605_2.en.html).

The European Union and European Integration

On July 23, 2014, the Council of the European Union formally approved the accession of Lithuania to the euro area as of January 1, 2015. The ECB will take over direct supervision of the biggest Lithuanian banks in January 2015, as the country is also joining the Single Supervisory Mechanism.

Source: European Central Bank, Lithuania to join euro area and single supervisory mechanism (SSM) on 1 January 2015, press release of July 23, 2014 (http://www.ecb.europa.eu/press/pr/date/2014/html/pr140723.en.html).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/s/ JÜRGEN KÖSTNER

Name: Jürgen Köstner
Title: Vice President

By:	/s/ CHRISTOPH BECKER

Name: Christoph Becker
Title: Senior Manager

Date: August 14, 2014